Exhibit 99.2

Groupon names Steve Krenzer Chief Operating Officer
E-commerce veteran joins to help build the daily habit in Local commerce

CHICAGO -- Groupon today announced that Steve Krenzer will join the company as Chief Operating Officer, effective immediately. Krenzer was most recently the CEO of Core Digital Media, a leading online direct-response advertising company and one of the Internet’s largest display advertising providers. CDM’s flagship web properties included LowerMyBills and ClassesUSA.
“The opportunity to add a high-horsepower e-commerce leader like Steve doesn’t come along very often,” said Groupon CEO Rich Williams. “His combination of industry savvy, deep operational experience and intimate understanding of digital marketing is equally rare. Steve will immediately put those skills to work as we continue to advance our vast local marketplace.”
At Groupon, Krenzer will have ultimate oversight for the company’s North America and International segments, as well as Global Marketing and Global Operations.
“Groupon’s progress in building a nearly unmatched platform to connect customers and small businesses is impressive, and its future opportunities in Local are even more exciting,” Krenzer said. “The innovation, focus and obvious passion for the customer displayed around the company made this role instantly appealing.”
Prior to CDM, Krenzer held a variety of senior executive positions at Experian, ultimately serving as President of Interactive Media. In 2012 he led the management group of LowerMyBills, ClassesUSA and PriceGrabber in taking those companies private, leading to the creation of CDM. PriceGrabber was sold to Connexity in 2015. Quicken Loans parent company Rock Holdings purchased LowerMyBills and ClassesUSA earlier this year.
About Groupon
Groupon (NASDAQ: GRPN) is building the daily habit in local commerce, offering a vast mobile and online marketplace where people discover and save on amazing things to do, see, eat and buy. By enabling real-time commerce across local businesses, travel destinations, consumer products and live events, shoppers can find the best a city has to offer.
Groupon is redefining how small businesses attract and retain customers by providing them with customizable and scalable marketing tools and services to profitably grow their businesses.
To download Groupon's top-rated mobile apps, visit www.groupon.com/mobile. To search for great deals or subscribe to Groupon emails, visit www.groupon.com. To learn more about the company's merchant solutions and how to work with Groupon, visit www.groupon.com/merchant.